■ Sit Investment Associates, Inc. ■

Global Investment Outlook & Strategy

October 8, 2013

Executive Summary

Domestic equity markets recovered most of their losses from August and finished the third quarter in positive territory. The S&P 500 Index finished up +3.1 percent in September, +5.2 percent for the quarter, and gained +19.8 percent through the first 9 months of the year. Fixed income markets rebounded in September after struggling earlier in the quarter. The MSCI EAFE Index gained +7.4 percent in September and has increased +16.1 percent for the year-to-date period. Turning to the U.S. economy, the final estimate of second quarter 2013 real GDP growth was unchanged at +2.5 percent. We expect the U.S. economic recovery to continue at a subpar rate of growth. The European economy continues to show signs of life and now appears to be gaining some traction. We view Japanese equities as relatively less attractive and therefore remain underweight Japan in international and global portfolios. China's economy is showing signs of stabilization. Given our caution over the sustainability and strength of China's economic recovery, portfolio holdings are focused on companies with solid earnings visibility. In taxable fixed income, client portfolios remain defensively positioned as the Federal Reserve likely will return to more normal monetary policy, causing yields to rise again. In municipal portfolios, our investment strategy remains focused on income, which we believe is the primary source of return over longer periods of time. Sit Investment Associates' domestic and international equity portfolios continue to maintain diversified holdings in high quality, above-average growth companies.

UNITED STATES

CURRENT CONDITIONS: NO CHANGE TO SUBPAR RECOVERY

Domestic equity markets recovered most of their losses from August and ended the third quarter in positive territory. The S&P 500 Index finished up +3.1 percent in September, +5.2 percent for the quarter, and gained +19.8 percent through the first 9 months of the year. The NASDAQ OTC Composite had even stronger performance, increasing +5.1 percent, +10.8 percent and +24.9 percent for the month, quarter and year to date, respectively. Small and medium capitalization stocks outperformed large cap stocks in the third quarter and for the year-to-date period.

TOTAL RETURNS TO 09/30/13	1 Mo.	3 Mos.	9 Mos.	12 Mos.
LARGE CAP				
S&P 500 Index	3.1%	5.2%	19.8%	19.3%
Dow Jones Ind'l Avg.	2.3	2.1	17.6	15.6
Russell 1000 Index	3.5	6.0	20.8	20.9
SMALL/MEDIUM CAP				
NASDAQ OTC Comp.*	5.1	10.8	24.9	21.0
S&P MidCap Index	5.2	7.5	23.3	26.9
Russell 2000 Index	6.4	10.2	27.7	30.1
FIXED INCOME				
Barclays Agg. Bond Index	0.9	0.6	-1.9	-1.7
Barclays Muni Bond Index	2.2	-0.2	-2.9	-2.2

*price only

Fixed income markets rebounded in September after struggling earlier in the quarter. Taxable bonds gained +0.9 percent in September and +0.6 percent for the third quarter. Municipal bonds rose +2.2 percent for the month, but lost -0.2 percent for the quarter. The adjacent table shows major benchmark returns and additional detail is displayed in Exhibit A.

GROWTH AND VALUE STOCK TOTAL RETURNS TO 09/30/13	1 Mo.	3 Mos.	9 Mos.	12 Mos.
LARGE CAP				
Russell 1000 Growth	4.5%	8.1%	20.9%	19.3%
Russell 1000 Value	2.5	3.9	20.5	22.3
MID CAP				
Russell Midcap Growth	4.9	9.3	25.4	27.5
Russell Midcap Value	4.2	5.9	22.9	27.8
SMALL CAP				
Russell 2000 Growth	7.0	12.8	32.5	33.1
Russell 2000 Value	5.8	7.6	23.1	27.0

In September, growth stocks outperformed their value counterparts for large, medium and small capitalization categories. Growth stocks, across all cap sizes, also outperformed in the third quarter and for the year-to-date period. Exhibit B and the table above display the relative performance of growth stocks compared with value stocks over short and long term periods.

The exhibit displays a noticeable upward trend favoring growth in recent months.

With respect to international equity markets, expressed in U.S. dollar terms, the United States ranked 5th out of 33 countries for the year-to-date period. This is a slight decline from 2nd at the end of August. On a regional basis, Western Europe has been substantially stronger than other regions, gaining over +14 percent year to date. The top 5 performing countries were Ireland, Finland, Japan, Switzerland, and the U.S. Emerging markets continue to struggle, as Taiwan was the highest ranked emerging market country at 19th, as shown in Exhibit C.

DOLLARS (BIL) OF REAL GDP CHANGE

	3Q12 Rev.	4Q12 Rev.	1Q13 Rev.	2Q13 Final
Personal Con. Expenditures	$44.2	$43.8	$59.2	$47.9
Nonresid. Fixed Invs.	1.4	45.5	-22.9	22.3
Residential Invs.	14.3	20.2	13.7	15.9
Inventory Change	20.4	-69.9	34.9	14.4
Net Exports	-1.2	24.4	-10.2	-2.1
Government	25.3	-50.0	-31.4	-2.9
Residual	1.9	-8.4	1.0	0.3
Total	$106.3	$5.6	$44.3	$95.8
% Change in Real GDP (ann.)	2.8%	0.1%	1.1%	2.5%
% Change in Real Final Sales (ann.)	2.2%	2.2%	0.2%	2.1%
% Change in GDP Deflator (ann.)	2.1%	1.4%	1.7%	0.6%

Turning to the U.S. economy, the final estimate of second quarter 2013 real GDP growth was unchanged at +2.5 percent. However, while the overall growth rate did not change, some of the major components did. Specifically, the change in business inventories contributed less to growth, while government spending showed relative improvement. These two larger shifts, along with smaller revisions in other components, offset each other and left the overall growth rate unaltered. Year-over-year changes in the major components of real GDP are shown in Exhibit D. The following table displays the contribution to real GDP growth by major component and, particularly, the major role played by consumer expenditures.

CONTRIBUTIONS TO PERCENT CHANGE IN U.S. REAL GDP

	3Q12 Rev.	4Q12 Rev.	1Q13 Rev.	2Q13 Final
Personal Cons. Exps.	1.15%	1.13%	1.54%	1.24%
Nonresid. Fixed Invs.	0.04	1.13	-0.57	0.56
Residential Invs.	0.35	0.50	0.34	0.40
Inventory Change	0.60	-2.00	0.93	0.41
Net Exports	-0.03	0.68	-0.28	-0.07
Government	0.67	-1.31	-0.82	-0.07
Total GDP Growth	2.80%	0.10%	1.10%	2.50%

Source: Bureau of Economic Analysis, U.S. Dept. of Commerce

In August, real personal consumption expenditures (PCE) increased +0.2 percent, after gaining +0.1 percent in July. The PCE for Services, which includes health services spending, continued to weigh on overall personal spending. This appears to have been caused by Medicare cuts to hospitals and nursing homes, which occurred as a result of the government sequester. September motor vehicle sales were somewhat softer than the 12 million unit trend that has been in place since November 2012. The weakness was caused by the calendar effect of Labor Day

weekend, which pulled September sales into August. As a result, we expect vehicle sales to improve to their recent trend; however, there may be an impact on September personal spending. Our sensitivity analysis suggests that if September monthly consumer spending increases between 0 and +0.2 percent, third quarter annualized real PCE growth will be in a range between +1.3 percent and +1.6 percent, as shown in the adjacent table. This rather tepid rate of PCE growth will likely result in weaker GDP growth for the third quarter.

As a result of the government shutdown that began on October 1st, the September nonfarm payrolls report, which should have been released on October 4th, was not issued. As a substitute, we examined the September ADP National Employment Report that was released on October 2nd. The ADP Report showed that 166,000 jobs were created compared with the consensus expectation for 180,000. The expectation for the nonfarm payrolls report was also 180,000 jobs. While it is unclear when the government data will be released, given recent trends and the ADP report, it seems unlikely that the data will show any unexpected strength.

In general, as a result of the government shutdown, there will be a paucity of economic data until the politicians in Washington settle their disputes. Moreover, once economic releases resume, there will be less certainty about their accuracy as data collection may be compromised because of the shutdown. This will create further uncertainty about both the magnitude and direction of the recovery.

U.S. REAL PERSONAL CONSUMPTION EXPENDITURE PROJECTIONS

		Case 1 Index (+0.0%)	Annual. Qtrly. Change	Case 2 Index (+0.2%)	Annual. Qtrly. Change
	Sept. Proj.	10732.40	1.3%	10753.86	1.6%
	Aug.	10732.40		10732.40	
	July	10714.90		10714.90	
	June	10707.70	1.8%	10707.70	1.8%
	May	10689.40		10689.40	
	April	10678.70		10678.70	
	Mar.	10674.20	2.3%	10674.20	2.3%
	Feb.	10643.50		10643.50	
2013	Jan.	10614.30		10614.30	
	Dec.	10602.40	1.7%	10602.40	1.7%
	Nov.	10593.40		10593.40	
	Oct.	10558.60		10558.60	
	Sept.	10566.60	1.7%	10566.60	1.7%
	Aug.	10523.20		10523.20	
	July	10533.20		10533.20	
	June	10493.60	1.9%	10493.60	1.9%
	May	10497.90		10497.90	
	Apr.	10499.00		10499.00	
	Mar.	10467.30	2.9%	10467.30	2.9%
	Feb.	10466.60		10466.60	
2012	Jan.	10409.50		10409.50	

Inflation, as measured by the headline Consumer Price Index for all Urban Consumers (CPI), increased +0.1 percent in August, which was below the consensus estimate of +0.2 percent. Year-over-year, CPI rose +1.5 percent, which is a deceleration from the recent trend, as shown in the following table. Core CPI, which excludes the volatile food and energy sectors, also rose +0.1 percent in August compared with the expectation of +0.2 percent. Overall, inflation remains very controlled and appears likely to remain so for both the short and medium term. Longer term inflation trends are shown below, as well as in Exhibit E.

U.S. CPI TRENDS – PERCENT CHANGE

CPI for All Urban Consumers (not seasonally adjusted)

	All Items			Core
Period	3 Months Ann.	6 Months Ann.	Year-Over Year	Year-Over Year
April 2012	6.0%	3.2%	2.3%	2.3%
May 2012	3.8	3.2	1.7	2.3
June 2012	0.1	3.4	1.7	2.2
July 2012	-1.7	2.2	1.4	2.1
August 2012	1.0	2.4	1.7	1.9
September 2012	3.4	1.8	2.0	2.0
October 2012	3.9	1.1	2.2	2.0
November 2012	-0.3	0.4	1.8	1.9
December 2012	-3.1	0.1	1.7	1.9
January 2013	-1.8	1.0	1.6	1.9
February 2013	3.4	1.6	2.0	2.0
March 2013	5.5	1.2	1.5	1.9
April 2013	3.9	1.0	1.1	1.7
May 2013	1.3	2.4	1.4	1.7
June 2013	1.3	3.4	1.8	1.6
July 2013	1.8	2.9	2.0	1.7
August 2013	1.6	1.5	1.5	1.8

The Federal Reserve's U.S. trade-weighted major currencies dollar index decreased slightly in September by -0.4 percent. The Federal Reserve Open Market Committee's (FOMC) decision to not begin reducing its quantitative easing program (QE) surprised markets, and led to a weakening in the U.S. dollar. Additionally, the government shutdown and the threat of Congress failing to increase the debt limit, when the ceiling is reached on October 17th, will likely put further downward pressure on the dollar over the near term. Longer term trends in the U.S. dollar are shown in Exhibit F.

In summary, the U.S. economic recovery continues at a subpar rate of growth. We were not surprised that the FOMC chose to leave the QE program in place, as the economic data have not shown any meaningful improvement since May, when Federal Reserve Chairman Bernanke first mentioned the possibility of a reduction in QE. As a result of both recent weaker economic reports and additional uncertainty regarding their accuracy over the next few months, we have reduced our estimate for third quarter real GDP growth from +2.0 percent to +1.5 percent. On an annual basis, this adjustment results in a slight downward move in our 2013 forecast to +1.5 percent from +1.6 percent. We have also established our initial forecast for 2014 GDP growth of +2.1 percent. All of the details of our key economic assumptions are shown in Exhibit G.

MONETARY POLICY AND FIXED INCOME STRATEGY: POSITIONED FOR RISING RATES

During the third quarter, market anticipation of tapering the quantitative easing program drove interest rates higher until the September announcement by the Federal Reserve that the current level of asset purchases would continue. The 10-year and 30-year Treasury yields reached 2.99 and 3.92 percent, respectively, before the Fed announcement, only to end the quarter at 2.61 and 3.69 percent, posting modest increases of +12 and +19 basis points, respectively, from the beginning of the quarter. Since early May, the 10-year yield has risen nearly +100 basis points.

The Barclays Aggregate Bond Index return for the quarter was +0.57 percent. All sectors posted positive returns with almost all of the performance being generated in the month of September. Mortgage-backed securities were the best performing sector, as spreads narrowed with the continued support of purchases from the quantitative easing program. Corporate bonds were the next best performing sector, led by financial institutions, which

benefit from the steeper yield curve environment. The U.S. Treasury sector was the worst performing sector, producing only a slightly positive return.

TOTAL RETURNS TO 09/30/13

	1 Mo.	3 Mos.	9 Mos.	12 Mos.
BARCLAYS INDEX				
AGGREGATE	1.0%	0.6%	-1.9%	-1.7%
Treasury	0.7	0.1	-2.0	-2.1
Agency	0.8	0.4	-1.5	-1.3
Corporate	0.7	0.8	-2.6	-1.6
CMBS	0.9	1.0	-0.3	0.9
Asset-Backed	0.6	0.2	-0.6	-0.4
Mortgage Pass-Through	1.4	1.0	-1.0	-1.2
5-Year Treasury	1.3	0.7	-1.6	-1.6

Financial markets were surprised by the FOMC's decision not to decrease partially the $85 billion in monthly bond purchases from QE. Since market participants feel the move is ultimately inevitable, the sharp rise in rates experienced earlier this year is a glimpse of what lies ahead. Investor uncertainty surrounding the government shutdown, debt ceiling increase, and a new chairman of the Federal Reserve, compounded by the effects of the removal of several years of unprecedented accommodative monetary policy, will drive markets in the months ahead. As such, we continue to invest in higher-rated sectors that should outperform in the event of further market volatility. Client portfolios remain defensively positioned as the Federal Reserve likely will return to more normal monetary policy, causing yields to rise again. However, we are also looking to take advantage of dislocations caused by any volatility in financial markets. Our forecast for U.S. Treasury interest rates is detailed in Exhibit H.

Tax-exempt bond yields reacted similarly to the taxable bond market's anticipation of Federal Reserve tapering by rising throughout most of the third quarter, and then declining following the Fed's announcement in September. Yields on 10-year and 30-year maturity high grade tax-exempts have increased approximately +85 and +130 basis points, respectively, since early May. The Bond Buyer Index yield followed a similar pattern, remaining relatively stable around its beginning-of-the-year level of 4.10 percent through early May, and then increasing to a year-to-date high of 5.34 percent in early September. For the quarter, the Bond Buyer 40-Bond Index yield increased +36 basis points, from 4.73 percent to 5.09 percent. The tax-exempt yield curve steepened further during the quarter, as shorter and intermediate maturity yields ended the period flat to slightly lower, while longer term yields ended the quarter approximately +25 basis points higher. The incremental yield between 2-year and 30-year maturity AAA general obligation bonds is now close to the record spreads not seen since early 2011.

TOTAL RETURNS TO 09/30/13

	1 Mo.	3 Mos.	9 Mos.	12 Mos.
BARCLAYS INDEX				
MUNICIPAL	2.2%	-0.2%	-2.9%	-2.2%
5-Year Municipal	1.0	0.9	0.0	-0.2
Long (22+ years)	3.2	-2.1	-6.1	-5.1
Revenue	2.3	-0.4	-3.2	-2.4
Electric	1.7	-0.8	-3.1	-2.7
Hospital	2.8	-0.5	-3.1	-1.9
Housing	1.9	-0.3	-1.0	-0.2
IDR/PCR	2.5	-0.1	-3.4	-1.4
Transportation	2.4	-0.2	-3.1	-2.2
Education	2.3	0.1	-3.0	-2.2
Water/Sewer	2.5	0.1	-3.4	-2.8
Resource Recovery	2.0	-0.1	-2.0	-1.7
Leasing	2.3	-0.2	-2.7	-2.0
Special Tax	2.1	-1.3	-4.0	-3.8
General Obligation	2.0	0.1	-2.7	-2.2
Prerefunded	0.7	0.6	0.0	0.1
Insured	1.8	-1.8	-1.8	-0.1
Muni Aaa	1.8	0.5	-2.0	-1.6
Muni Aa	2.3	0.3	-2.5	-1.9
Muni A	2.3	-0.3	-2.9	-2.0
Muni Baa	1.3	-4.4	-6.8	-6.3

Mutual fund outflows continued to put selling pressure on tax-exempt yields during the quarter. As such, the anticipated volume of new issuance declined substantially, as several refunding deals were postponed. In addition, despite the continued improving revenue trends at the state and local level, headlines surrounding the fiscal health of both Puerto Rico and the City of Detroit contributed to the negative aura surrounding tax-exempts. The pace of fund outflows leveled off as September progressed, and positive fund flows into high-yield tax-exempts in recent weeks suggest that selling pressure could dissipate at higher yield levels.

The rebound in tax-exempt prices in September contributed to a quarterly return of -0.2 percent for the Barclays Municipal Index. However, the disparity in returns by maturity and by quality was quite wide. The intermediate part of the yield curve (3- to 10-year maturities) provided positive, but just below coupon rates of return for the quarter, while returns on longer maturities were solidly negative. For example, the Barclays Long Municipal Index provided a return of -2.1 percent in the third quarter, despite earning a very strong +3.2 percent return in the month of September. In addition, higher credit quality outperformed lower credit quality. Of note, the Barclays High Yield Municipal Index outperformed the Barclays Baa Municipal Index return during the quarter; however, the results are likely skewed by the -14.1 percent return from Puerto Rico bonds. With regard to industry sectors, differences in sector returns continued to primarily reflect quality and duration, although the housing sector has outperformed year to date due to its lower price volatility from the presence of extraordinary call provisions.

We continue to believe that the recent rise in yields has created opportunities to find bonds that provide attractive absolute levels of tax-exempt income, particularly in longer-duration bonds. Our expectations for subpar economic growth and controlled inflation support our belief that tax-exempt rates should stabilize around these higher yield levels, particularly if refunding issuance volume remains low. As of quarter end, relative yield ratios of high grade tax-exempts to comparable duration Treasuries, at 100% or higher, were well above their historical averages, also creating opportunities for crossover buyers. Our investment strategy remains focused on income, which we believe is the primary source of return over longer

periods of time. We continue to focus on sectors and security structures that provide incremental yield, and we are using diversification to help manage credit risk.

INTERNATIONAL

EUROPE

CURRENT CONDITIONS: ECONOMY BEGINNING TO GAIN SOME TRACTION

The European economy continues to show signs of life and now appears to be gaining some traction. While we believe economic progress will continue to be mixed over the next 12 to 18 months, in general, the data is likely to have an upward bias. We anticipate that euro area GDP will turn positive in the fourth quarter of 2013, increasing +0.4 percent. Next year, we believe the economy will continue its upward trend with growth of +1.0 percent. The outlook is similar in the UK with growth of +2.0 percent expected in 2014. Our economic assumptions for Europe and other major regions are shown in Exhibit I.

Euro area industrial production weakened in July down -1.5 percent for the month, the steepest decline since September 2012. This was disappointing, especially considering the recent downward revisions in the past several months' readings. However, the euro area's August manufacturing PMI (Purchasing Managers' Index) and recent economic surveys, such as the German ZEW and France INSEE Manufacturing were positive and suggest improvement. Exhibit J highlights the manufacturing industry data and sentiment surveys.

For the first time since 2011, the unemployment picture improved, albeit from a record high level. In August, euro area unemployment declined to 11.5 percent from the 12.1 percent high in May and June. The same occurred in the European Union, as unemployment declined to 10.6 percent from a high of 10.9 percent. Most of the improvement occurred in the peripheral countries, including Spain, Italy, and Greece. In Spain and Greece, unemployment remains north of 20 percent, while in Italy it is above 10 percent. High unemployment continues to be a key concern for the European economy, as youth unemployment remains at dismally high levels in most countries; however, we are encouraged by the recent improvement. Exhibit K shows the current unemployment picture.

The German election was held on September 22nd. As we expected, Chancellor Merkel was reelected. Her center-right coalition between the Christian Democratic Union (CDU) and the Christian Social Union (CSU) won 41.5 percent of the votes, the highest share of any party in a German election since 1990. According to the preliminary official results, they will have 311 out of 630 seats in the Bundestag (the Lower House of Parliament), leaving them just five seats short of an overall parliamentary majority. The stronger-than-expected performance for the center-right CDU/CSU is a clear sign of approval for Merkel's leadership. A grand coalition between the CDU/CSU and the center-left Social Democratic Party (SPD) is still the most likely outcome. A CDU/CSU-Green Party alliance is also possible, while a SPD-Green-Left coalition cannot be ruled out. Coalition negotiations may take several weeks. Euro area policies are unlikely to change substantially under any Grand Coalition.

MONETARY AND FISCAL POLICY

We believe the European central banks will stay accommodative throughout the remainder of 2013 and into 2014. On October 2nd, the European Central Bank (ECB) indicated that it was planning to keep rates low for a while and may even reduce rates within the next 12 months. Currently, the ECB and Bank of England are

each at a record low rate of 0.5 percent. We do not believe inflation is a concern to the central banks as the latest readings were +1.3 percent in the euro area for August, and +2.8 percent in the UK for July. The conflicting industrial readings and sentiment surveys, high absolute unemployment, and poor household consumption remain headwinds to sustained improvement in the economy. Exhibit I shows our inflation expectations.

During the third quarter, the euro and British pound appreciated as economic data was, on the margin, more positive in Europe than in the U.S. The euro gained +4.1 percent, versus the U.S. dollar, while the British pound rose +6.8 percent. For the first nine months of 2013, the euro increased +2.7 percent, while the British pound was essentially unchanged. Last quarter, we thought the U.S. dollar would maintain its strength relative to the euro. However, given the relatively positive economic data from Europe, and uncertainty resulting from the U.S. government shutdown, we now think the European currencies will hold near their current levels. News flow will continue to be a big driver of currency movement, and any news regarding the U.S. government shutdown, the U.S. debt ceiling, or a re-escalation of the financial issues in Europe will all have an impact on currencies and financial markets more broadly.

JAPAN

CURRENT CONDITIONS: ECONOMY CONTINUES TO IMPROVE

Japan's economy continues to improve, supported by Prime Minister Abe's policy prescription of aggressive monetary policy, expansive fiscal policy, and pro-growth reforms. The growth registered in the quarter ended March, a +4.1 percent price-adjusted annualized pace, continued into the June quarter, registering a +3.8 percent rate of expansion, as shown in Exhibit L. While the continued improvement is positive, the ability of Mr. Abe's policies to support sustainable economic growth remains to be seen, particularly given the coming consumption tax hike in early 2014.

Improved consumer confidence and equity market strength helped spur consumer spending and support overall economic growth in the quarters ended March and June, but data is more mixed in recent months. Real consumer spending has registered year-over-year declines in three of the past four months through August, and sales at large retail stores have been similarly depressed. Expenditures on durable goods have been more positive, with housing starts continuing to grow and auto sales moving into expansionary territory in September. However, purchases ahead of the coming consumption tax hike may be providing a temporary boost. The employment picture remains mixed as the unemployment rate ticked up to 4.1 percent in August from 3.8 percent in July, but the leading job openings-to-applicants ratio has shown continued improvement. Wage growth remains in negative territory.

The recovery in exports continues, supported by continued weakness in the yen and moderate improvement in overseas demand. All major export markets for Japan—China, the US, Southeast Asia, and Europe—have shown signs of stabilization or improvement in demand recently. Exports remain a positive contributor to overall economic growth and have supported continued improvement in industrial production. Survey data suggest production gains will persist, as the purchasing managers' index has reached two-year highs, supported by export orders.

Corporate sentiment continues to improve, with the September results of the quarterly Tankan corporate survey coming in

ahead of expectations. Sentiment among large manufacturers has improved to +12 from +4 and -8 in the June and March quarters, respectively, as domestic and overseas demand is improving, capacity utilization is up, and the lending environment remains accommodative. However, the improved sentiment has not translated into increased spending plans, as the same survey shows large corporations continue to expect capital budgets to increase about +5 percent for the current fiscal year, a similar level from the June report.

Despite recent improved growth, several large risks loom for the Japanese economy. The country remains the most leveraged among developed nations with a nearly 240 percent gross-debt-to-nominal-GDP ratio, and this will remain elevated given the ongoing budget deficit, as Exhibit L displays. The current account is nearing deficit territory due to the persistent trade deficit, as the country's dependence on external energy sources partially offsets export improvements. Increased reliance upon foreigners for funding could lead to higher financing costs. The aging population remains an ongoing headwind to sustained economic growth as well.

MONETARY AND FISCAL POLICY

Prime Minister Abe has continued to pursue his main objective of boosting economic activity and ending deflation through a combination of aggressive monetary policy, expansive fiscal spending, and pro-growth reforms. To date, these policies have buoyed domestic equities and consumer confidence, leading to improved consumption; resulted in stronger exports helped by the lower value of the yen; and shown early signs of halting price declines, though prices remain in deflation territory when excluding energy and food. Whether Mr. Abe's policies will succeed in spurring domestic consumption and supporting sustainable economic growth remains to be seen.

Though fiscal policy remains expansive for the moment, driven largely by infrastructure spending, it is set to tighten early in 2014. Prime Minister Abe has officially decided to move forward with the three percentage point hike in the consumption tax, moving the rate from 5 percent to 8 percent in April 2014. This measure was put in place by the previous administration in an effort to improve the country's fiscal situation. Mr. Abe has committed to approving some ¥5 trillion in supplementary measures—a mix of infrastructure spending and targeted tax breaks—to help ease the impact on economic growth; however, the net impact will likely be negative. Private estimates of the adverse gross impact of the tax hike on price-adjusted economic growth for the fiscal year ending March 2015 reach as high as -1.5 percent. In terms of pro-growth reforms, progress was limited over the summer due to Upper House elections, but progress should be made as the Diet—now fully controlled by Mr. Abe's Liberal Democratic Party—returns to session in October. Timely adoption and implementation of appropriate reforms remain key determinants of the longer-run success of Mr. Abe's policy agenda in our view.

On the monetary policy front, the Bank of Japan (BOJ) has held to its quantitative and qualitative easing policy introduced at its early April meeting, which calls for the annual purchase of ¥60 to ¥70 trillion of assets, primarily Japanese government debt. The BOJ appears likely to maintain this pace, as consumer prices continue to make acceptable progress toward its goal of +2 percent inflation by early 2015. However, BOJ Governor Kuroda has indicated that additional easing may be appropriate next year should the consumption tax hike impede the BOJ from attaining its inflation goal.

ASIA EX-JAPAN

CURRENT CONDITIONS: CHINA'S GROWTH STABILIZING

We are maintaining our Asia ex-Japan GDP growth estimate for 2013 of around +6.0 percent, primarily as a result of more recent stable growth in China and recovering global economic growth. We expect a modest pick-up in 2014 of +6.2 percent, driven by the continued global economic recovery.

In China, helped by the government's growth-stabilizing policy measures, economic recovery signs started to emerge in July and further strengthened in August. After industrial production growth dipped below +9.0 percent year-over-year in June, it rebounded to +9.7 percent in July, and reached a17-month high growth rate of +10.4 percent in August. Investment activities also improved, as growth in Fixed Asset Investments year-over-year stabilized in July, and improved in August for the first time this year to +20.3 percent from +20.1 percent in July. Infrastructure and manufacturing investment were strong while property investment weakened in August on tough comparisons. The latest official PMI for September of 51.1 indicates continued recovery, though momentum seems to have slowed somewhat. Export growth, on a year-over-year basis, rebounded for the second consecutive month in August to +7.2 percent. Exports to the developed markets continued to recover and exports to developing markets remained strong.

As a result of improving industrial production, investment growth, and the recovery of exports, the current consensus expectation is for +7.7 percent real GDP growth in China for third quarter 2013, up from +7.5 percent in second quarter 2013. However, while growth-stabilizing measures could help cushion any weakness in the short term, overall economic growth will likely continue to face headwinds from the structural problems in the mid-to-longer term. We remain concerned about a sustained and strong rebound. Thus, we expect economic growth to slow somewhat in fourth quarter 2013. We are keeping our GDP forecast for China of +7.5 to +8.0 percent in 2013 and expect slightly slower growth in 2014, given the expected policy focus on rebalancing reforms.

The Communist Party of China's Central Committee is selected once every five years. During its term, the Committee holds a number of Party Plenums to discuss and approve the key political, legal, social and economic policies. Traditionally, the Party's Third Plenum focuses on economic issues. The most well-known Third Plenum was held in December 1978. The meeting marked the beginning of China's economic/market reform and laid down the foundation for fast economic growth for the ensuing 30 years. In late August, the political bureau announced that the Party's Third Plenum will be held in November.

As the new government seems more determined to push forward structural reforms, expectations are high on the economic reform front going into the meeting. Some potential reform areas include administrative reform, which aims to limit the government's direct intervention in the economy; fiscal reform, which aims to reduce the expenditure and potentially the debt burden of local government; rural land reform; household registration (Hukou) reform; and the One Child Policy. That being said, we only expect a general high-level reform roadmap from the meeting, as details still need to be worked out. In addition, given the balance the new leadership is still trying to achieve between short-term growth and long-term structural changes, one should expect the new leadership to follow a slow and steady approach.

Australia's economy appears to have bottomed, after growing only +0.5 percent quarter-over-quarter and +2.6 percent year-over-year in the second quarter. The economy is undergoing a rebalancing to be less dependent on commodities and more reliant on domestic demand. Exhibit M displays the importance of natural resources to Australia's exports. Recent monthly data show signs of strength in the economy as retail sales grew +0.4 percent in August, owner occupier housing finance was up +2.4 percent in July (a seventh consecutive month), and capital city prices rose +1.6 percent in September, helped by lower interest rates. However, August's weak employment numbers showed a decline of 10,800 jobs and an unemployment rate of 5.8 percent.

The Hong Kong and South Korean economies are slowly recovering. Second quarter GDP growth improved from the previous quarter in both countries: Hong Kong second quarter GDP increased +3.2 percent year-over-year, up from the first quarter figure of +2.9 percent; and South Korea's second quarter GDP grew +2.3 percent year-over-year, versus first quarter's +1.5 percent.

Both countries also saw slightly better export figures. On a year-over-year basis, exports in Hong Kong fell -1.3 percent in August, while in South Korea they declined -1.5 percent in September. The weakness in Hong Kong's exports was mostly due to slower demand from China and the high base effect. China is an important trading partner for Hong Kong, accounting for about 55 percent of total Hong Kong exports. South Korea saw an increase in industrial production in August to + 3.3 percent year-over-year.

MONETARY AND FISCAL POLICY

China's monetary policy has become more supportive of growth since July. Interbank liquidity recovered in July and continued to ease in August after the cash crunch that occurred in late June, as shown in Exhibit N. Broad money supply growth ticked up in July and further improved to +14.7 percent in August. Total Social Financing also recovered in August. We expect neutral monetary policy for the rest of the year. The country's fiscal surplus was RMB1,035 billion in the first eight months against the fiscal deficit target of RMB1,200 billion for 2013.

On October 1st, the Reserve Bank of Australia left its benchmark cash rate at 2.5 percent for the second straight month. The policy statement was neutral and, similar to last month, indicated a more balanced economy and reluctance toward further rate cuts. Positive data points cited were a further recovery in housing market activity and improvement in consumer sentiment.

REST OF WORLD

CURRENT CONDITIONS: CONTINUED WEAKNESS IN BRAZIL AND MEXICO

Despite Brazil's strong second quarter 2013 GDP growth of +3.3 percent year-over-year, up from +1.9 percent in the first quarter, we expect further weakness ahead due to continued high inflation and interest rates. Brazil's first half September CPI rose +5.9 percent year-over-year, still near the upper band limit of +4.5 to +6.5 percent. Inflation remains elevated, and Brazil's central bank raised its benchmark Selic rate +100 basis points to 9.0 percent during the quarter. Brazil's economy is weak, as industrial production fell -2.0 percent month-over-month in July. Moreover, Brazil's current account deficit continues to worsen, hitting $5.5 billion in August, and reaching $80.6 billion over the last 12-months, equal to 3.6 percent of GDP. The current account deficit is expected to increase on slower economic growth and depreciation in the currency. Our GDP forecast for Brazil is +2.0 percent in 2013.

The Mexican economy grew only +1.5 percent year-over-year in the second quarter, versus +0.8 percent in the first quarter. On September 6th, the Banco de Mexico cut interest rates -25 basis points to 3.75 percent in an effort to stimulate growth. Inflation remains contained, as first half September CPI increased +3.46 percent year-over-year, which should allow the Banco de Mexico to further cut rates.

GLOBAL EQUITY INVESTMENT STRATEGY:

INITIAL SIGNS OF A GLOBAL RECOVERY

United States

After consolidating in August, domestic equity markets in September returned to the strong performance that has characterized most of 2013. Year to date, through the end of September, the S&P 500 has gained a very strong +19.8 percent. As the fourth quarter begins, uncertainty has increased. In addition to the ongoing concern about the health of the economic recovery, investors now must worry about the impact of the government shutdown and the potential effect of a U.S. government default, if the debt ceiling is not raised by October 17th. While we continue to believe that the subpar economic recovery will continue, we expect heightened volatility in the near term, until these short-term issues regarding the budget and debt are resolved.

Although equity market performance has been very strong this year, valuations are still quite reasonable. As Exhibit O shows, current valuation levels for the S&P 500 are roughly 15.5 times forward earnings. Although this is slightly above the long term average of roughly 15 times forward earnings, in the context of sustained low inflation, markets remain fairly valued to attractive.

Sit Investment Associates' domestic client portfolios continue to maintain diversified, above-average growth holdings with emphasis on the traditional growth sector of technology, along with producer manufacturing. These holdings can be characterized as high quality, growth-oriented firms, which we believe will deliver above average earnings growth at reasonable valuations, as shown in Exhibit P.

International

While we have been more positive on Europe this year, given the fairly high level of bullish sentiment and strong performance year to date, we are slightly less positive on its equity market than in previous quarters. Nonetheless, we still see room for upward movement in European equities, given attractive valuations and positive economic readings. This will continue to push the flow of funds into European equity markets. Earnings revisions continue to be negative, but they are in the process of bottoming. Our focus remains on high quality stocks that are generating cash and growing earnings. Client portfolios have broad exposure to a variety of sectors including: cyclical securities, consumer-related stocks, and financials. Given our view that small signs of improvement are occurring, along with their attractive valuations, we are opportunistically increasing the portfolio weight. Exhibit Q displays valuation and earnings revision data.

The Japanese equity market has been considered a "safe-haven" for the past several years; however, we believe this will no longer be the case given the structural risks to the economy and the unproven nature of Mr. Abe's economic policies. In combination with only average valuations from a historical perspective, we view Japanese equities as relatively less

attractive and therefore remain underweight Japan in all international and global portfolios. The holdings remain focused on defensive, consumption-driven companies and export-oriented businesses. Defensive consumption stocks should perform well in a slow growth environment, while global, export-oriented businesses will likely benefit from the weakened yen and exposure to diverse overseas markets.

China's economy is showing signs of stabilization. China's economic recovery will help the global economic recovery, as illustrated in Exhibit R. The growth in Southeast Asian economies has been relatively soft, at levels around +4.0 percent, as the dampening effect on domestic consumption from widening current account deficits and higher interest rates, continues to have an impact. Given our caution over the sustainability and strength of China's economic recovery, portfolio holdings are focused on companies with solid earnings visibility, in addition to companies that may benefit from further reform measures by the government.

Our view of the investment environment by major region of the world is illustrated by the sentiment gauge in the following table. The Weight vs. Index column represents our target portfolio positions that result from our investment outlook.

GLOBAL STRATEGY

Region/Country	Sentiment Gauge	Weight vs. Index
North America	+	+
Euroland	+	-
United Kingdom	o	+
Rest of Europe	o	+
Greater China	o	+
Japan	o	-
Rest of Asia	o	o
Latin America	-	+
Africa/Middle East	o	--

EXHIBIT A

■ SIT INVESTMENT ASSOCIATES ■

SECURITIES MARKETS

EQUITIES	09/30/13	08/30/13	06/28/13	12/31/12	09/28/12	One Month	Three Months	Nine Months	12 Months
Dow Jones Industrials	15129.67	14810.31	14909.60	13104.14	13437.13	+2.2%	+1.5%	+15.5%	+12.6%
S&P 500	1681.55	1632.97	1606.28	1426.19	1440.67	+3.0	+4.7	+17.9	+16.7
NASDAQ OTC Composite	3771.48	3589.87	3403.25	3019.51	3116.23	+5.1	+10.8	+24.9	+21.0
FIXED INCOME									
U.S. TREASURY									
2-Year Notes	0.32	0.40	0.36	0.25	0.23	-8 b.p.	-4 b.p.	+7 b.p.	+9 b.p.
5-Year Notes	1.38	1.64	1.40	0.72	0.63	-26	-2	+66	+75
10-Year Notes	2.61	2.79	2.49	1.76	1.63	-18	+12	+85	+98
30-Year Bonds	3.69	3.70	3.50	2.95	2.82	-1	+19	+74	+87
AA INDUSTRIAL									
Intermediate Maturity	3.31	3.54	3.44	2.51	2.33	-23	-13	+80	+98
Long Maturity	4.62	4.68	4.64	3.91	3.71	-6	-2	+71	+91
MORTGAGES									
Current Coupon GNMA (3.00%)	3.18	3.44	3.17	2.05	1.85	-26	+1	+113	+133
MUNICIPALS									
Bond Buyer 40-Bond Index	5.09	5.29	4.73	4.10	4.18	-20	+36	+99	+91
SHORT TERM									
Fed Funds	0.07	0.08	0.09	0.16	0.14	-1	-2	-9	-7
Primary Discount Rate *	0.75	0.75	0.75	0.75	0.75	--	--	--	--
Prime Rate	3.25	3.25	3.25	3.25	3.25	--	--	--	--
13-week Treas. Bills-Disc.	0.02	0.03	0.04	0.05	0.10	-1	-2	-3	-8

* Primary Credit Discount Rate; effective 1/9/03.

E-09/13 093013
PP-107T.DOC

Exhibit B

■ Sit Investment Associates ■

Year-Over-Year Relative Performance of Growth Versus Value Stocks



Russell 1000 Growth Return (Y/Y) minus Russell 1000 Value Return (Y/Y)
Monthly through September 30, 2013
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
+3 Std Dev
+2 Std Dev
+1 Std Dev
-1 Std Dev
-2 Std Dev
-3 Std Dev
12/79
12/80
12/81
12/82
12/83
12/84
12/85
12/86
12/87
12/88
12/89
12/90
12/91
12/92
12/93
12/94
12/95
12/96
12/97
12/98
12/99
12/00
12/01
12/02
12/03
12/04
12/05
12/06
12/07
12/08
12/09
12/10
12/11
12/12

Source: FactSet Research Systems and Sit Investment Associates, Inc.

G:\Support\Exhibits\E-09/13

Exhibit C

■ Sit Investment Associates ■

World Equity Market Rankings
The United States Ranked 5th Out of 33 World Equity Markets
Year-to-Date Through September 30, 2013

PERFORMANCE IN U.S. DOLLARS				
Country	DJ Global, Indexes, US$ on 9/30/13	Change from 12/31/2012 points	Change from 12/31/2012 percent	9/30/2013 Country Rank
Australia	428.81	3.16	0.74%	22
Austria	250.36	20.25	8.80%	18
Belgium	439.89	54.86	14.25%	12
Brazil	1205.62	-188.79	-13.54%	31
Canada	479.75	-0.41	-0.08%	25
Chile	541.57	-100.46	-15.65%	32
Denmark	692.83	102.74	17.41%	9
Finland	868.08	164.06	23.30%	2
France	303.89	47.82	18.67%	6
Germany	325.38	38.39	13.38%	13
Greece	46.98	4.94	11.74%	14
Hong Kong	478.07	19.13	4.17%	20
Indonesia	176.65	-42.24	-19.30%	33
Ireland	292.06	66.03	29.21%	1
Italy	118.42	9.79	9.02%	17
Japan	101.09	18.57	22.51%	3
Malaysia	280.48	2.85	1.02%	21
Mexico	619.34	-51.45	-7.67%	29
Netherlands	321.06	48.58	17.83%	8
New Zealand	259.31	34.88	15.54%	11
Norway	382.79	0.28	0.07%	24
Philippines	369.86	-7.32	-1.94%	27
Portugal	139.68	13.57	10.76%	16
Singapore	343.30	2.14	0.63%	23
South Africa	362.58	-36.64	-9.18%	30
South Korea	305.21	-0.64	-0.21%	26
Spain	273.99	42.49	18.35%	7
Sweden	623.00	87.19	16.27%	10
Switzerland	748.49	126.56	20.35%	4
Taiwan	169.72	7.08	4.35%	19
Thailand	193.70	-6.29	-3.14%	28
United Kingdom	247.46	24.31	10.89%	15
United States	425.71	67.69	18.91%	5 ←
COMPOSITE INDICES				
Latin America	629.32	-93.25	-12.91%	
Western Europe	309.07	39.22	14.53%	
Asia/Pacific	144.09	10.86	8.15%	
World (ex U.S.)	228.26	17.86	8.49%	

Source: FactSet Research Systems, October 1, 2013

Exhibit D

■ Sit Investment Associates ■

Year-Over-Year Changes in Real GDP Components[1]

	4Q09 Rev.	1Q10 Rev.	2Q10 Rev.	3Q10 Rev.	4Q10 Rev.	1Q11 Rev.	2Q11 Rev.	3Q11 Rev.	4Q11 Rev.	1Q12 Rev.	2Q12 Rev.	3Q12 Rev.	4Q12 Rev.	1Q13 Rev.	2Q13 Adv.	2Q13 Pre.	2Q13 Final
Personal Consumption Expend.	-0.1%	0.7%	2.0%	2.0%	3.1%	3.1%	2.6%	2.5%	2.0%	2.2%	2.3%	2.2%	2.0%	1.9%	1.8%	1.8%	1.9%
Non-Residential Fixed Invest.	-12.2	-4.3	1.5	4.9	8.1	6.8	6.4	8.4	8.6	10.4	9.0	5.0	5.0	2.4	2.4	2.3	2.4
Residential Investment	-10.8	-4.5	7.0	-6.9	-5.2	-1.6	-6.0	4.6	5.6	10.7	11.6	13.6	15.5	12.9	14.9	14.8	15.1
Inventory Change (2)	++	++	++	++	++	++	-	--	++	++	++	++	--	--	-	+	-
Net Exports (3)	27.2	7.5	-31.7	-32.7	-20.0	-10.4	7.6	14.1	0.6	3.8	0.7	-0.6	9.4	3.9	-3.7	3.1	2.5
Exports	0.4	10.8	13.1	12.4	9.8	9.1	7.9	6.9	4.6	4.7	4.4	2.8	2.4	1.0	1.4	2.1	2.0
Imports	-6.2	6.7	16.7	16.3	11.7	9.3	4.6	2.3	3.5	3.0	3.4	2.4	0.1	0.1	1.8	1.2	1.2
Government Spending	2.3	1.4	0.3	-0.3	-1.1	-2.3	-3.3	-3.9	-3.3	-1.7	-1.3	0.2	-1.1	-1.8	-2.0	-2.1	-2.0
Total Real GDP ←	-0.2%	1.6%	2.7%	3.0%	2.8%	2.0%	1.9%	1.5%	2.0%	3.3%	2.8%	3.1%	2.0%	1.3%	1.4%	1.6%	1.6%
Memo:																	
Total GDP Less Housing and Autos ←	0.0	1.8	2.5	3.5	2.8	1.9	2.0	1.4	1.9	3.0	2.4	2.7	1.5	0.9	0.9	1.1	1.1
Pers. Cons. Exp. Plus Res. Invs.	-0.6	0.5	2.2	1.7	2.8	2.9	2.3	2.5	2.1	2.5	2.6	2.6	2.5	2.3	2.4	2.3	2.4
After-tax Corporate Profits	105.9	39.4	28.3	18.5	7.6	-3.3	2.4	-0.7	3.9	23.3	18.0	19.4	16.3	3.5	NA	5.8	5.3

Notes:
(1) Figures use chain-weighted GDP methodology.
(2) Percentage changes are not always meaningful; + or – denotes direction of change
(3) A decrease in the trade deficit has a positive impact on economic growth.

Source: Bureau of Economic Analysis, U.S. Department of Commerce, September 26, 2013

Exhibit E

■ Sit Investment Associates ■

Broad-Based "Core" Inflation Measures Remain Controlled



Consumer Price Inflation
Year-over-year change in prices paid by consumers
All Items
Core Rate
Core: +1.8%
All: +1.5%
15
13
11
9
7
5
3
1
-1
-3
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13



Producer Price Inflation
Year-over-year change in prices paid for finished goods by manufacturers
All Items
Core Rate
All: +1.4%
Core: +1.1%
22
20
18
16
14
12
10
8
6
4
2
0
-2
-4
-6
-8
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13

Source: Bureau of Labor Statistics and Bloomberg, September 13 & 17, 2013

G:\Support\Exhibits\E-09/13

Exhibit F

■ Sit Investment Associates ■

Dollar Exchange Rate Trends Versus Major Currencies

	2010			2011			2012			2013		
	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized
January	73.82	-9.2%	-7.1%	72.87	-1.3%	-9.8%	73.35	0.7%	12.9%	73.54	0.3%	-4.4%
February	75.50	-9.5	0.4	71.93	-4.7	-10.2	72.26	0.5	9.7	74.57	3.2	0.9
March	75.18	-10.5	3.0	70.74	-5.9	-10.9	72.91	3.1	5.1	76.20	4.5	10.2
April	75.37	-8.6	7.1	69.48	-7.8	-7.5	72.79	4.8	3.4	76.18	4.7	9.7
May	78.45	-0.8	17.4	69.57	-11.3	-8.6	73.92	6.2	4.8	76.90	4.0	9.2
June	79.01	2.4	16.2	69.48	-12.1	-11.2	75.03	8.0	5.0	76.20	1.6	8.7
July	76.72	0.2	8.0	69.04	-10.0	-10.3	75.22	9.0	5.2	77.19	2.6	10.1
August	75.90	0.7	1.1	69.01	-9.1	-8.0	74.24	7.6	5.6	76.29	2.8	4.7
September	74.94	1.2	-0.7	71.14	-5.1	1.1	72.58	2.0	-0.9	75.99	4.7	-0.5
October	72.26	-0.8	-8.1	71.57	-0.9	6.1	72.74	1.6	-0.1			
November	72.78	0.5	-13.9	72.21	-0.8	7.7	73.60	1.9	-0.9			
December	73.74	0.6	-12.9	73.22	-0.7	11.0	73.10	-0.2	-5.1			
Average	75.30	-3.0		70.85	-5.9		73.48	3.7		75.90	3.3	

Note: The exchange rate above is an index of the trade-weighted average of the foreign exchange values of the U.S. dollar against the currencies of major U.S. trading partners that circulate widely outside the country of issue. These include the Euro Area, China, Canada, Japan, the U.K., Switzerland, Australia and Sweden. The index values in the table reflect monthly averages.

Country or Region Weights (10/10/12): Euro Area: 37.5% Canada: 29.3% Japan: 16.5% U.K.: 7.8% Switzerland: 3.8% Australia: 3.2% Sweden: 1.8%

Currency Appreciation (Y-T-D through 9/30/13): Euro Area: 2.6% Canada: -3.2% Japan: -11.9% U.K.: -0.5% Switzerland: 1.3% Australia: -10.1% Sweden: 1.5%

Source: Federal Reserve Board

Exhibit G

■ Sit Investment Associates ■

Economic Assumptions

	2012				2013				2014E			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Quarterly Data (% Change)												
Real GDP (New) (Qtr. to Qtr. Ann.)	3.7	1.2	2.8	0.1	1.1	2.5	1.5	2.0	2.0	2.0	2.5	2.5
S&P 500 Reported Profits (Year-over-Year)	7.4	-2.8	-6.3	0.0	5.2	15.0	16.7	18.4	14.7	9.2	10.9	6.0
Consumer Price Index (Year-over-Year)	2.8	1.9	1.7	1.9	1.7	1.4	1.6	2.1	2.3	2.5	2.7	3.0
Levels (Quarterly Average)												
Unemployment Rate	8.3	8.2	8.1	7.8	7.7	7.6	7.4	7.2	7.0	6.8	6.6	6.4
Prime Rate	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.5	3.5
13-week Treasury Bills-Disc.	0.1	0.1	0.1	0.1	0.1	0.0	0.0	0.2	0.5	0.7	1.0	1.3
10-year Treasury Bonds-Yield	2.0	1.8	1.6	1.7	1.9	2.0	2.7	2.7	2.9	3.1	3.4	3.6

Source: Sit Investment Associates, Inc., October 3, 2013

Exhibit H

■ Sit Investment Associates ■

Expected Range Of Future Fixed Income Returns

From September 30, 2013

Risk Level/ Representative Issue	Interest Rate Forecast	Time Horizon: 6 Months Terminal Yield	6 Months Total Return	1 Year Terminal Yield	1 Year Total Return	3 Yrs (Ann. Return) Terminal Yield	3 Yrs (Ann. Return) Total Return
Low Risk							
2 yr. Constant Mat. Tsy.	Pessimistic	1.50%	-2.2%	2.50%	-3.9%	4.00%	-2.1%
Present YTM 0.32%	Most Likely	0.50	-0.2	1.25	-1.5	3.00	-1.4
	Optimistic	0.13	0.5	0.50	0.0	2.00	-0.8
Intermediate Risk							
5 yr. Constant Mat. Tsy.	Pessimistic	2.50	-4.5	3.50	-8.3	5.00	-4.0
Present YTM 1.38%	Most Likely	2.00	-2.2	2.25	-2.7	4.00	-2.6
	Optimistic	0.50	5.0	1.00	3.2	3.00	-1.1
Medium Risk							
10 yr. Constant Mat. Tsy.	Pessimistic	3.50	-6.2	4.50	-12.5	5.50	-4.9
Present YTM 2.61%	Most Likely	3.00	-2.0	3.50	-4.8	4.50	-2.4
	Optimistic	1.50	11.6	2.00	8.1	3.50	0.2
High Risk							
30 yr. Constant Mat. Tsy.	Pessimistic	4.75	-15.0	5.50	-22.7	6.00	-7.3
Present YTM 3.69%	Most Likely	4.00	-3.5	4.50	-9.5	5.00	-3.0
	Optimistic	2.50	26.9	3.00	17.3	4.00	2.0

Source: Sit Investment Associates, Inc.

G:\Support\Exhibits\E-09/13

Exhibit I

■ Sit Investment Associates ■

Global Economic Assumptions

	GDP GROWTH				INFLATION			
	2012A	2013E	2014E	2012-2016 (5 Yr CAGR)	2012A	2013E	2014E	2012-2016 (5 Yr AVG)
Global Economy	**2.7%**	**2.5%**	**2.8%**	**2.7%**	**2.7%**	**2.5%**	**2.5%**	**2.5%**
United States	2.8	1.7	1.7	1.9	2.1	1.8	1.8	1.9
Euro Area	(0.6)	(0.4)	1.0	0.4	2.5	1.5	1.5	1.7
United Kingdom	0.2	1.3	2.0	1.5	2.8	2.7	2.3	2.5
Japan	2.0	1.5	1.5	1.6	(0.1)	0.0	0.0	(0.0)
Asia Ex Japan	6.1	6.1	6.2	6.2	3.6	3.6	3.7	3.7
Latin America	2.9	2.6	2.8	2.8	6.1	6.7	6.5	6.5

10-Year Bond Yields

	2011	2012	2013	
	12/31A	12/31A	9/30A	12/31E
United States	1.9%	1.8%	2.6%	2.5%
Euro (Germany)	1.8	1.3	1.8	2.0
Japan	1.0	0.8	0.7	1.0
United Kingdom	2.0	1.8	2.7	2.8

Exchange Rates

	2011	2012	2013	
	12/31A	12/31A	9/30A	12/31E
Euro ($/€)	1.30	1.32	1.35	1.30
Japan (¥/$)	77	87	98	100
UK ($/£)	1.55	1.63	1.62	1.60

Source: Bloomberg, The World Bank and Sit Investment Associates, Inc., October 3, 2013

G:\Support\Exhibits\E-09/13

Exhibit J

■ Sit Investment Associates ■

<u>Mixed Manufacturing Data In Europe, But On the Margin Improving</u>



Industrial production excluding construction
Euro area, seasonally adjusted series
EU28, seasonally adjusted series
115
110
105
100
95
90
07-2004
10-2004
01-2005
04-2005
07-2005
10-2005
01-2006
04-2006
07-2006
10-2006
01-2007
04-2007
07-2007
10-2007
01-2008
04-2008
07-2008
10-2008
01-2009
04-2009
07-2009
10-2009
01-2010
04-2010
07-2010
10-2010
01-2011
04-2011
07-2011
10-2011
01-2012
04-2012
07-2012
10-2012
01-2013
04-2013
07-2013
2010=100



Index, PMI Manufacturing
65
60
55
50
45
40
35
30
Euro zone
UK
US
Jan-06
Feb-07
Mar-08
Apr-09
May-10
Jun-11
Jul-12
Aug-13
Source: Haver Analytics, Morgan Stanley Research



Index Level
80
60
40
20
0
-20
-40
-60
-80
ZEW Eurozone
ZEW Germany
Jan-06
Jan-07
Jan-08
Jan-09
Jan-10
Jan-11
Jan-12
Jan-13
Source: Bloomberg, Morgan Stanley Research



Index Level
Index Level
German Ifo Business Climate
France INSEE Manufacturing (r.h. scale)
German ifo expectations (6m Forward)
120
115
110
105
100
95
90
85
80
120
110
100
90
80
70
60
Jan-06
Jan-07
Jan-08
Jan-09
Jan-10
Jan-11
Jan-12
Jan-13
Source: Haver Analytics, Morgan Stanley Research

Source: Eurostat, September 12, 3013 and Morgan Stanley Research, October 1, 2013

G:\Support\Exhibits\E-09/13

Exhibit K

■ Sit Investment Associates ■

European Unemployment Rate Improving, But Remains Elevated



Euro area and EU28 unemployment rates
Seasonally adjusted series
Euro area (EA17)
EU28
12
11
10
% 9
8
7
6
I II III IV
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

Source: Eurostat, October 1, 2013

G:\Support\Exhibits\E-09/13

EXHIBIT L

■ SIT INVESTMENT ASSOCIATES ■

<u>JAPAN'S MODEST ECONOMIC IMPROVEMENT CONTINUES, BUT DEBT LEVELS REMAIN A SIGNIFICANT RISK</u>



GDP growth
Annualised change quarter-on-quarter (%)
10
8
6
4
2
0
-2
-4
Q3 2011
2012
Q2 2013



Japanese gross public debt
As a % of GDP
Forecasts
250
240
230
220
210
200
190
180
2007
10
12
14

SOURCE: FINANCIAL TIMES, OCTOBER 2, 2013 AND SEPTEMBER 13, 2013

Exhibit M

■ Sit Investment Associates ■

Australia's Resources Are a Large Percentage of Exports



After the Coal Rush
Australia is struggling as a boom in iron-ore and coal mining wanes.
Share of total goods exports
100%
80
60
40
20
0
Manufacturing
Resources
Agriculture
2000
'01
'02
'03
'04
'05
'06
'07
'08
'09
'10
'11
'12
'13

Source: The Wall Street Journal, September 5, 2013

Exhibit N

■ Sit Investment Associates ■

Chinese Inter-Bank Interest Rates Normalized From June's High


1-Week Shibor
3-Month Shibor
12
10
8
6
4
2
0
2010-01
2010-04
2010-07
2010-10
2011-01
2011-04
2011-07
2011-10
2012-01
2012-04
2012-07
2012-10
2013-01
2013-04
2013-07

Source: PBoC, CEIC, Morgan Stanley Research

Source: Morgan Stanley Research, September 10, 2013

Exhibit O

■ Sit Investment Associates ■

Inflation and S & P Multiples



Data through September 30, 2013
P/E Ratio
29X
27X
25X
23X
21X
19X
17X
15X
13X
11X
9X
7X
5X
15%
13%
11%
9%
7%
5%
3%
1%
-1%
-3%
P/E
Standard Deviation
Current Valuation
Average P/E
Standard Deviation
Consumer Price
62
64
66
68
70
72
74
76
78
80
82
84
86
88
90
92
94
96
98
00
02
04
06
08
10
12

Note: Operating EPS used to calculate P/E after 12/84; last month CPI is estimated. The current valuation based on 2013 est. operating EPS of $107.86.

Source: Standard & Poor's, Bureau of Labor Statistics, Sanford Bernstein, and Sit Investment Associates, Inc.

G:\Support\Exhibits\E-09/13

Exhibit P

■ Sit Investment Associates ■

Equity Characteristics

September 30, 2013

	Sit Large Cap Growth	Sit Mid Cap Growth	Sit Small Cap Growth	Sit Dividend Growth	Russell 1000 Growth	S&P 500
Earnings Outlook - Strong Growth [1]						
2013 Projected Gain	+9.6%	+14.2%	+9.4%	+7.2%	+11.9%	+12.0%
2014 Projected Gain	+16.2%	+19.2%	+21.9%	+10.8%	+19.3%	+13.8%
5-Year Projected Growth	+13.2%	+15.7%	+16.6%	+10.5%	+14.7%	+11.2%
Dividend Yield						
Total Fund	+1.8%	+0.9%	+0.6%	+2.7%	+1.7%	+2.1%
Implied Return						
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+14.9%	+16.5%	+17.1%	+13.0%	+16.3%	+13.3%
Wtd Avg Price/Earnings Ratio [2]						
FY1 Calendar P/E	18.1x	23.9x	31.1x	15.3x	21.9x	17.8x
FY2 Calendar P/E	16.3x	19.6x	25.6x	13.7x	19.8x	16.3x
Median Price/Earnings Ratio [2]						
FY1 Calendar P/E	16.8x	19.4x	20.2x	15.4x	19.0x	17.0x
FY2 Calendar P/E	15.3x	17.0x	18.2x	13.7x	16.6x	15.1x
Average P/E-to-5-Year Earnings Growth Ratio						
FY1 Calendar PEG	1.6x	1.5x	1.8x	1.8x	1.7x	1.9x
FY2 Calendar PEG	1.4x	1.3x	1.5x	1.6x	1.5x	1.6x
Wtd Avg Mkt Cap ($ Million)	$96,882	$15,278	$5,947	$89,896	$87,368	$107,335

Footnotes:

(1) Excludes stocks with P/E over 200x and earnings growth rates greater than 300%

(2) Excludes stocks with P/E over 200x

Source: FactSet Research Systems, Russell Investments and Sit Investment Associates, Inc.

Exhibit Q

■ Sit Investment Associates ■

Valuations Still Below Historical Average in Europe



NTM P/E: Europe
25
23
21
19
17
15
13
11
9
7
5
Dec-87 Dec-90 Dec-93 Dec-96 Dec-99 Dec-02 Dec-05 Dec-08 Dec-11
Source: IBES, MSCI, Datastream, Morgan Stanley Research



Europe NTM Earnings Revisions Ratio (%)
Europe
3m ma
60
40
20
0
-20
-40
-60
-80
-100
2000
2002
2004
2006
2008
2010
2012
Source: IBES, MSCI, Datastream, Morgan Stanley Research

Source: Morgan Stanley Research, October 1, 2013

G:\Support\Exhibits\E-09/13

Exhibit R

■ Sit Investment Associates ■

<u>China's Trade Is Important to Global Economies</u>


China trade
Rolling 12-month sum of exports and imports ($bn)
Asean
US
Europe
700
600
500
400
300
200
100
2005
07
09
11
13


Trade with select Asean countries
$bn
100
80
60
40
20
0
2002
2007
2012
Malaysia
Thailand
Singapore
Indonesia

Source: Financial Times, September 10, 2013